Exhibit 12.1

CareFusion Corporation

Ratio of Earnings to Fixed Charges

(in millions)	9 Months Ended March 31, 2011	Fiscal Year Ended June 30,
		2010	2009	2008	2007	2006
Pretax Income from Continuing Operations	$285	$341	$337	$448	$179	$204
Fixed Charges (per below)	84	135	96	102	84	76
Interest Capitalized	(3)	(2)	—	(1)	—	—

Earnings	$366	$474	$433	$549	$263	$280

Interest and Other Financial Charges	$72	$118	$82	$90	$77	$70
Interest Portion of Rental Expense	12	17	14	12	7	6

Fixed Charges	$84	$135	$96	$102	$84	$76

Ratio of Earnings to Fixed Charges	4.4	3.5	4.5	5.4	3.1	3.7